FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2006

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-k in paper as permitted by Regulation S-T Rule 101(b)(1):________

     Indicate by check mark if the registrant is submitting the Form 6-k in paper as permitted by Regulation S-T Rule 101(b)(7):________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):________.
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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 14 - 2006:
Information from Beltest and the Board of TORM - issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on December 12, 2006.

Exhibit 1

                                                                12 December 2006



          Information from Beltest and the Board of TORM

          TORM has received the following information from Beltest:

          "Reference is made to our letter to you of 27 November 2006.

          First of all we appreciate our positive discussions about TORM and its potential.

          Secondly, we would like to inform you that Beltest has not received any unsolicited offers since its letter of 27 November 2006.

          Sincerely yours
          For Beltest Shipping Company Ltd.

          Nicos Zouvelos
          General Manager"


          Since our announcements No. 12 of 27 November 2006 and No. 13 of 3 December 2006 the Board of TORM has initiated a review of the strategic direction of the Company with even more focus at creating value for all shareholders and stakeholders. This review will be finalized before the end of 2006 and the outcome of the review will be communicated.


Contact   A/S Dampskibsselskabet TORM       Telephone +45 25 26 33 43
          Tuborg Havnevej 18                N. E. Nielsen, Chairman of the Board
          DK-2900 Hellerup - Denmark

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        A/S STEAMSHIP COMPANY TORM
                                        (Registrant)



Dated: December 12, 2006
                                        By: /s/ Klaus Kjaerulff
                                           --------------------------------
                                            Klaus Kjaerulff
                                            Chief Executive Officer

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